UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             National-Oilwell, Inc.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                   637071 10 1
                                   -----------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [X]      Rule 13d-1(c)

 [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (11-99)


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




CUSIP No.    637071 10 1


1  Name of Reporting Person:    Westburne Inc.
   I.R.S. Identification No. of above person (entities only):     Not Applicable

2  Check the Appropriate Box if a Member of a Group (See Instructions):  (a) [ ]
                                                                         (b) [ ]

3  SEC Use Only


4  Citizenship or Place of Organization:  Canada

                   5      Sole Voting Power:  905,500 shares
    NUMBER OF
     SHARES        6      Shared Voting Power:  0
  BENEFICIALLY
    OWNED BY       7      Sole Dispositive Power:  905,500 shares
      EACH
    REPORTING      8      Shared Dispositive Power:  0
     PERSON
      WITH

9  Aggregate Amount Beneficially Owned by Each Reporting Person: 905,500 shares.

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                        (See Instructions):  [ ]

11 Percent of Class Represented by Amount in Row (9): 1.55%

12 Type of Reporting Person:                      CO


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



Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned (as of December 31, 1999): 905,500 shares

(b)  Percent of class:          1.55%

(c)  Number of shares as to which the person has:

     (i)  sole power to vote or to direct the vote: 905,500

     (ii) shared power to vote or to direct the vote: 0

     (iii) sole power to dispose or to direct the disposition of: 905,500

     (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 1, 2000


                                                 Westburne Inc.


                                             By: /s/Rene Merat
                                                 -------------
                                                 Rene Merat
                                                 Vice-President, General Counsel
                                                     & Secretary

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